UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) March 1, 2021

GENERATION INCOME PROPERTIES, INC.

(Exact name of issuer as specified in its charter)

Maryland	47-4427295
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

401 East Jackson Street, Suite 3300

Tampa, FL 33602

(Full mailing address of principal executive offices)

(813)-448-1234

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Shares

Item 9.	Other Events

Declaration of Dividend

On March 1, 2021, Generation Income Properties, Inc. (the “Company”) announced that its board of directors on February 26, 2021 authorized a $0.325, per share quarterly cash distribution for shareholders of record of the Company’s common stock as of March 15, 2021. This distribution is expected to be paid on or about March 22, 2020. David Sobelman, our president and founder and owner of approximately 39.0% of the Company’s common stock outstanding, waived his right to receive a distribution for this period.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Circular, as such factors may be updated from time to time in our periodic filings and Offering Circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibits:

Number	Description of Exhibit

15.1	Press release dated March 1, 2021 - Distribution

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENERATION INCOME PROPERTIES, INC.

By:      /s/ Richard Russell

Richard Russell

Chief Financial Officer

Date:  March 1, 2021